1100 - 1199 W. Hastings St. Vancouver, B.C. V6E 3T5 Tel: 604-681-9059 Fax: 604-688-4670 www.quaterra.com

September 25, 2009
QMM: NYSE AMEX
QTA: TSX VENTURE
NR-13

QUATERRA ANNOUNCES EXERCISE OF 1.6 MILLION
NON-TRANSFERRABLE COMMON PURCHASE WARRANTS

VANCOUVER B.C. - Quaterra Resources Inc. (“the Company”) today announced that the TSX Venture Exchange has approved the transaction to exercise 1.6 million non-transferable common share purchase warrants (the “Warrants”) of the Company of the 1,741,250 Warrants that were eligible to be exercised.

In accordance with this issuance, this transaction has financed the Company with USD $960,000 and the Company now has 99,131,298 shares outstanding.

The Warrants were dated April 17, 2008 and amended on June 17, 2009. The acceleration of the expiry date of the Warrants was 4.00PM on September 24, 2009. As previously disclosed on August 18, 2009, in the event that the closing price of the Company’s common shares on the TSX Venture Exchange was $0.75 or more for ten consecutive trading days (the tenth such trading day being the “Determination”), the expiry date of the Warrants was to be accelerated. The Company notified the Holder of Warrants of the Accelerated Expiry Date on June 17, 2009 and that all Warrants not exercised by Accelerated Expiry Date would be deemed cancelled without further notice to the Holder.

Quaterra Resources Inc. is a junior exploration company focused on making significant mineral discoveries in North America. The Company uses in-house expertise and its extensive network of consultants, prospectors and industry contacts to identify, acquire and evaluate prospects in mining-friendly jurisdictions with the potential to host large and/or high-grade base metal, precious metal or uranium deposits. The Company’s preference is to acquire a 100% interest in properties on reasonable terms and maintain this interest through initial evaluation.

On behalf of the Board of Directors,

“Scott Hean”
Scott Hean,
Chief Financial Officer, Quaterra Resources Inc.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release. Similarly, the NYSE Amex has not reviewed and does not accept responsibility for the adequacy or accuracy of the contents of this news release.

Expanded information on the Company’s projects is described on our website at www.quaterra.com or contact Nicole Rizgalla at ph: 1-888-456-1112, 604-681-9059 or email: corpdev@quaterra.com.